Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 6, 2015

Relating to Revised Preliminary Prospectus dated May 5, 2015

Registration No. 333-200079

INTERNATIONAL MARKET CENTERS, INC.

FREE WRITING PROSPECTUS

May 6, 2015

This free writing prospectus is being filed to advise you of the availability of a revised preliminary prospectus, dated May 5, 2015 (the “Revised Preliminary Prospectus”), included in Amendment No. 7 to the Registration Statement on Form S-11 (File No. 333-200079) of International Market Centers, Inc. (the “Company”), as filed with the Securities and Exchange Commission on May 5, 2015 (as so amended, the “Registration Statement”), relating to the Company’s proposed offer and sale of shares of its common stock, and to provide you with a hyperlink to the current version of the Registration Statement. This free writing prospectus relates only to the securities described in the Registration Statement, is only a summary of the changes included in the Revised Preliminary Prospectus and should be read together with the Revised Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 33 of the Revised Preliminary Prospectus.

To review the Revised Preliminary Prospectus included in the Registration Statement, click the following link on the SEC web site at www.sec.gov as follows:

http://www.sec.gov/Archives/edgar/data/1615407/000119312515172395/d768925ds11a.htm

Pro Forma Adjustment for Incentive Unit Compensation Expense Associated with New Awards of LTIP Units and Restricted Stock Units

The Company’s pro forma financial statements and information have been adjusted to reflect incentive compensation expense associated with the new awards of LTIP Units and Restricted Stock Units described in the Revised Preliminary Prospectus. The Company’s adjusted pro forma financial statements and information are set forth in the attached excerpts from the Revised Preliminary Prospectus.

OUR CENTRAL INDEX KEY, OR CIK, ON THE SEC WEB SITE IS: 0001615407

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING BARCLAYS CAPITAL INC. TOLL FREE AT (888) 603-5847; CREDIT SUISSE SECURITIES (USA) LLC TOLL FREE AT (800) 221-1037; WELLS FARGO SECURITIES, LLC TOLL FREE AT (800) 326-5897; DEUTSCHE BANK SECURITIES INC. TOLL FREE AT (800) 503-4611; OR J.P. MORGAN SECURITIES LLC TOLL FREE AT 1-866-803-9204.

(in thousands, except per share data)	Three Months Ended March 31,			Years Ended December 31,
	2015 Pro Forma(1)	2015	2014	2014 Pro Forma(1)	2014	2013	2012
Statement of Operations Data:
Revenues
Base rents	$33,893	$33,893	$30,193	$125,432	$125,432	$114,944	$94,822
Recoveries from tenants	1,789	1,789	2,795	9,516	9,516	11,841	18,200
Tradeshow license fees	2,632	2,632	2,636	15,405	15,405	13,441	15,061
Sponsorships, publications and other income	3,765	3,765	3,637	12,448	12,448	10,350	10,486

Total revenues	42,079	42,079	39,261	162,801	162,801	150,576	138,569

Expenses
Real estate taxes and insurance	2,703	2,703	2,645	10,563	10,563	10,806	11,673
Utilities	2,696	2,696	2,932	12,009	12,009	11,504	9,883
Building operations	3,587	3,587	3,464	12,996	12,996	11,900	13,821
Market operations	7,534	7,534	7,353	24,861	24,861	24,684	20,687
General and administrative	5,708	6,553	6,753	26,158	29,410	26,893	36,426
Depreciation and amortization	12,469	12,469	13,106	51,842	51,842	61,706	76,691

Total expenses	34,697	35,542	36,253	138,429	141,681	147,493	169,181

Other (expenses) income
Interest expense	(5,996)	(8,857)	(8,121)	(23,741)	(34,080)	(33,131)	(32,428)
Interest and other investment income	178	178	179	712	712	757	728
Loss on extinguishment of debt	—	—	—	—	(12,533)	—	—

Total other expenses	(5,818)	(8,679)	(7,942)	(23,029)	(45,901)	(32,374)	(31,700)

Income (loss) before income taxes	1,564	(2,142)	(4,934)	1,343	(24,781)	(29,291)	(62,312)
Provision for income taxes	1,078	1,078	1,200	4,721	4,770	3,550	1,076

Net income (loss)	486	(3,220)	(6,134)	(3,378)	(29,551)	(32,841)	(63,388)

Preferred share dividends	—	4	19	—	53	75	70

Net income (loss) attributable to common stockholders/members	$486	$(3,224)	$(6,153)	$(3,378)	$(29,604)	$(32,916)	$(63,458)

Net loss per share attributable to common stockholders, basic and diluted(2)		$(0.08)	$(0.16)		$(0.78)	$(0.86)	$(1.67)

Weighted average common shares outstanding, basic and diluted(2)		38,100	38,100		38,100	38,100	38,100

Pro forma net income (loss) attributable to common stockholders(1):
Basic and diluted	$0.01			$(0.07)

Pro forma weighted average common shares outstanding(1):
Basic and diluted	49,600			49,600

Other Data:
FFO(3)	$12,667	$8,961	$6,763	$47,428	$21,255	$28,314	$13,192
AFFO(3)	8,605	5,880	5,906	39,629	30,364	24,915	30,144
EBITDA(4)	19,851	19,006	16,114	76,214	60,429	64,789	46,079
Adjusted EBITDA(4)	20,060	20,060	17,340	82,030	82,030	74,998	68,962

Cash Flows (Used in) Provided By:
Operating activities		$(3,667)	$4,125		$27,931	$39,205	$36,940
Investing activities		(17,358)	(2,360)		7,755	(28,561)	(23,132)
Financing activities		4,977	(7,334)		(34,444)	(14,949)	(5,504)

(in thousands)	As of March 31, 2015
	Pro Forma(5)	Actual
Balance Sheet Data:
Net investment in rental properties	$678,481	$678,481
Cash	5,938	8,129
Total assets	764,631	773,487
Long-term debt, net	420,394	542,925
Total liabilities	463,384	590,247
Total equity	301,247	183,240

(1)	The unaudited pro forma consolidated statement of operations for the year ended December 31, 2014, gives effect to the Restructuring Transactions and the Refinancing Transactions assuming that such transactions occurred on January 1, 2014, and the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2015 and the year ended December 31, 2014, give effect to the completion of this offering and the use of proceeds therefrom assuming that such transactions occurred on January 1, 2014. See “Unaudited Pro Forma Consolidated Financial Information.”
(2)	See Note 2 to our consolidated financial statements included elsewhere in this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common stockholders.
(3)	Consistent with real estate industry and investment community practices, we use Funds From Operations (“FFO”) as a supplemental measure of our operating performance, and in conformity with the National Association of Real Estate Investment Trusts (“NAREIT”), we define FFO as net income (loss) (computed in accordance with GAAP) excluding gains or losses from sales of depreciable operating properties, cumulative effects of accounting changes and extraordinary items, plus real estate related depreciation and amortization and impairment write-downs of depreciable real estate and after adjustments for unconsolidated partnership and joint ventures to reflect funds from operations on the same basis.

We consider FFO a useful supplemental measure and a complement to GAAP measures because it facilitates an understanding of the operating performance of our properties. FFO does not include real estate depreciation and amortization required by GAAP because these amounts are computed to allocate the cost of a property over its useful life. Since values for well-maintained real estate assets have historically increased or decreased based upon prevailing market conditions, we believe that FFO provides investors with a clearer view of our operating performance.

FFO does not represent cash flow from operating activities as defined by GAAP, should not be considered as an alternative to GAAP net loss attributable to common stockholders and is not necessarily indicative of cash available to fund cash requirements. Comparison of our presentation of FFO to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the NAREIT definition used by such REITs.

In addition to presenting FFO in accordance with the NAREIT definition, we also disclose Adjusted FFO (“AFFO”), which is FFO after specific and defined supplemental adjustments (a) to exclude: (i) straight-line rent and above/below market lease adjustments to revenue and bad debt expense; (ii) non-cash incentive unit compensation expense; (iii) equity registration, reorganization and other expenses; (iv) non-core expenditures; (v) loss on extinguishment of debt; (vi) amortization of debt discounts and deferred financing costs; and (vii) Sponsor fees and expenses that were included in net loss to common members; and (b) to include (i) non-strategic capital expenditures incurred to maintain the quality of properties and (ii) additions to deferred leasing costs.

We believe AFFO provides a more meaningful supplemental measure of our operating performance because we believe that by adjusting for the items noted above, analysts and investors are presented with an indicator of our operating performance that more closely achieves the objectives of the real estate industry in presenting FFO.

As with FFO, our reported AFFO may not be comparable to other REITs’ AFFO, should not be used as a measure of our liquidity and is not indicative of our funds available for our cash needs, including our ability to pay dividends.

The following table sets forth reconciliations of our net income (loss) to FFO and our FFO to AFFO for the periods presented:

(in thousands)	Three Months Ended March 31,			Years Ended December 31,
	2015 Pro Forma	2015	2014	2014 Pro Forma	2014	2013	2012
Net income (loss)	$486	$(3,220)	$(6,134)	$(3,378)	$(29,551)	$(32,841)	$(63,388)
Depreciation and amortization of rental properties	12,181	12,181	12,897	50,806	50,806	61,155	76,580

FFO	12,667	8,961	6,763	47,428	21,255	28,314	13,192

Adjustments to FFO:
Straight-line rent and above/below market lease adjustments to revenue and bad debt expense	(510)	(510)	(226)	(267)	(267)	2,274	12,609
Non-cash incentive unit compensation expense	286	131	200	1,541	793	1,300	2,900
Equity registration, reorganization and other expenses	398	398	179	4,386	4,386	1,684	3,167
Legal settlements	—	—	—	—	—	739	—
Loss on extinguishment of debt	—	—	—	—	12,533	—	—
Amortization of debt discounts and deferred financing costs	464	600	786	1,881	3,004	3,108	3,006
Sponsor fees and expenses	35	1,035	1,073	156	4,156	4,212	4,207
Non-strategic capital expenditures	(3,566)	(3,566)	(2,099)	(10,564)	(10,564)	(12,708)	(7,096)
Additions to deferred leasing costs	(1,169)	(1,169)	(770)	(4,932)	(4,932)	(4,008)	(1,841)

AFFO	$8,605	$5,880	$5,906	$39,629	$30,364	$24,915	$30,144

(4)	EBITDA is defined as net income (loss) (computed in accordance with GAAP), plus interest expense net of interest income, income tax provision, and depreciation and amortization. We calculate Adjusted EBITDA by adjusting EBITDA for specific and defined supplemental adjustments to exclude (i) straight-line rent and above/below market lease adjustments to revenue and bad debt expense; (ii) non-cash incentive unit compensation expense; (iii) equity registration, reorganization and other expenses; (iv) non-core expenditures; (v) loss on extinguishment of debt; and (vi) Sponsor fees and expenses that were included in net loss.

We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin because we believe certain investors use them as measures of a company’s historical operating performance and its ability to service and incur debt. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA and Adjusted EBITDA margin is appropriate to provide additional information to investors because Adjusted EBITDA and Adjusted EBITDA margin exclude certain nonrecurring and non-cash items which we believe are not indicative of our core operating performance and which are not excluded in the calculation of EBITDA. Adjusted EBITDA is also similar to the measures used under the debt covenants included in our existing debt agreements.

EBITDA and Adjusted EBITDA should not be considered as alternatives to GAAP net income (loss). EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation, or as substitutes for analysis of our results as reported under GAAP. Some of these limitations are:

•	neither reflects our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	neither reflects changes in, or cash requirements for, our working capital needs;

•	neither reflects the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	neither reflects any cash income taxes that we may be required to pay;

•	assets are depreciated or amortized over differing estimated useful lives and often have to be replaced in the future, and these measures do not reflect any cash requirements for such replacements;

•	neither is adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; neither reflects the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations;

•	neither may be calculated in the same manner as research analysts calculate EBITDA or Adjusted EBITDA or in the same manner as required by our revolving credit facility;

•	neither reflects limitations on, or costs related to, transferring earnings from our subsidiaries to us; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

The following tables set forth reconciliations of our EBITDA to net income (loss) and our Adjusted EBITDA to EBITDA for the periods presented:

(in thousands)	Three Months Ended March 31,			Years Ended December 31,
	2015 Pro Forma	2015	2014	2014 Pro Forma	2014	2013	2012
Net income (loss)	$486	$(3,220)	$(6,134)	$(3,378)	$(29,551)	$(32,841)	$(63,388)
Interest and other investment income	(178)	(178)	(179)	(712)	(712)	(757)	(728)
Interest expense	5,996	8,857	8,121	23,741	34,080	33,131	32,428
Depreciation and amortization	12,469	12,469	13,106	51,842	51,842	61,706	76,691
Provision for income taxes	1,078	1,078	1,200	4,721	4,770	3,550	1,076

EBITDA	19,851	19,006	16,114	76,214	60,429	64,789	46,079

Adjustments to EBITDA:
Straight-line rent and above/below market lease adjustments to revenue and bad debt expense	(510)	(510)	(226)	(267)	(267)	2,274	12,609
Non-cash incentive unit compensation expense	286	131	200	1,541	793	1,300	2,900
Equity registration, reorganization and other expenses	398	398	179	4,386	4,386	1,684	3,167
Legal settlements	—	—	—	—	—	739	—
Loss on extinguishment of debt	—	—	—	—	12,533	—	—
Sponsor fees and expenses	35	1,035	1,073	156	4,156	4,212	4,207

Adjusted EBITDA	$20,060	$20,060	$17,340	$82,030	$82,030	$74,998	$68,962

Adjusted EBITDA Margin	48.4%	48.4%	44.5%	50.7%	50.7%	49.1%	46.0%

The following table describes our pro forma net loss for the 12 months ended March 31, 2015, and the adjustments we have made thereto in order to estimate our initial cash available for distribution for the 12 months ending March 31, 2016 (amounts in thousands except share and per share data, square footage data and percentages). Pro forma net (loss)/income reflects adjustments for certain transactions, as described in “Unaudited Pro Forma Consolidated Financial Statements.” Other than such adjustments, these calculations do not assume any changes to our operations or any acquisitions or dispositions or other developments or occurrences which could affect operating results and cash flows, or changes in outstanding shares of our common stock. We cannot assure you that actual results will be the same as or comparable to the calculations below.

Pro forma net loss for the 12 months ended December 31, 2014	$(3,378)
Less: Pro forma net loss for the three months ended March 31, 2014	2,578
Add: Pro forma net income for the three months ended March 31, 2015	486

Pro forma net loss for the 12 months ended March 31, 2015	$(314)
Add: Pro forma depreciation and amortization	51,205
Add: Estimated net increase in contractual rent income(1)	6,527
Less: Net effects of straight-line rent adjustments to tenant leases(2)	(2,180)
Add: Net effects of above- and below-market rent adjustments(3)	1,628

Add: Net effects of non-cash amortization of debt discounts and debt issuance costs	2,116
Add: Non-cash stock-based compensation expense(4)	1,440

Estimated cash flows from operating activities for the 12 months ending March 31, 2016	$60,422

Estimated cash flows from investing activities
Less: Contractual obligations for tenant improvements(5)	(5,664)
Less: Estimated annual provision for recurring property capital expenditures(6)	(3,658)

Total estimated cash flows used in investing activities	$(9,322)

Estimated cash flows used in financing activities—scheduled debt principal repayments(7)	$(4,050)

Estimated cash available for distribution for the 12 months ending March 31, 2016	$47,050

Total estimated initial annual distribution to our stockholders and to other holders of outstanding partnership units	$39,052

Total estimated initial annual distribution to holders of outstanding partnership units	$235

Total estimated initial annual distribution to our stockholders	$38,817

Estimated initial annual distributions per share of our common stock(8)	$0.78

Payout ratio based on our share of estimated cash available for distribution(9)	0.83

(1)	Represents the net increase in contractual rent income, net of contractual rent abatements, from:

(i)	$131,225 of contractual rent income through March 31, 2016 from existing leases as of March 31, 2015; plus
(ii)	$3,095 of contractual rent income through March 31, 2016 from new leases that were signed prior to the date of this prospectus but that will go into effect during the 12 months ending March 31, 2016; less
(iii)	$127,793 of contractual rent income during the 12-month period ended March 31, 2015.

The calculated net increase in contractual rent income reflects decreases in contractual rent income from scheduled lease expirations during the 12-month period ending March 31, 2016 and excludes any impact from projected lease renewals.

(2)	Represents the net change from the conversion of estimated rental revenues for the 12 months ending March 31, 2015 from a straight-line accrual basis to a cash basis of revenue recognition.

(3)	Represents the net change from the elimination of non-cash adjustments for above-market and below-market leases for the 12 months ended March 31, 2015.

(4)	Represents non-cash stock-based compensation expense associated with long-term equity awards included in the pro forma net loss for the 12 months ended March 31, 2015.

(5)	Represents projected tenant improvements of $5,664, based on the weighted average tenant improvement costs of $3.19 per square foot incurred during the 39 months ended March 31, 2015, multiplied by 1,776,098 of rentable square feet of leased space for which leases expire in our Properties during the 12 months ending March 31, 2016.

(6)	Represents the estimated cost of recurring property capital expenditures (excluding costs of tenant improvements), of $3,658, based on the weighted average annual recurring capital expenditures at a cost of $0.39 per square foot incurred during the 39 months ended March 31, 2015, multiplied by rentable square feet of 9,394,669 at March 31, 2015.

(7)	Represents scheduled debt principal payments due during the 12 months ending March 31, 2016, after giving effect to the Refinancing Transactions.

(8)	Based on a total of 49,600,000 shares of our common stock to be outstanding after this offering.

(9)	Calculated as estimated initial annual distribution per share divided by IMC’s share of estimated cash available for distribution per share for the 12 months ending March 31, 2016.

International Market Centers, Inc.

Unaudited Pro Forma Consolidated Statement of Operations

For the Three Months Ended March 31, 2015

		Pro Forma Adjustments
	Actual	Offering of Common Stock (2)		Pro Forma Total
	(in thousands, except per share data)
Revenues
Base rents	$33,893	$—		$33,893
Recoveries from tenants	1,789	—		1,789
Tradeshow license fees	2,632	—		2,632
Sponsorships, publications and other income	3,765	—		3,765

Total revenues	42,079	—		42,079

Expenses
Real estate taxes and insurance	2,703	—		2,703
Utilities	2,696	—		2,696
Building operations	3,587	—		3,587
Market operations	7,534	—		7,534
General and administrative	6,553	(845)	b,d	5,708
Depreciation and amortization	12,469	—		12,469

Total expenses	35,542	(845)		34,697

Other (Expenses) Income
Interest expense	(8,857)	2,861	a	(5,996)
Interest and other investment income	178	—		178

Total other expenses	(8,679)	2,861		(5,818)

(Loss) income before income taxes	(2,142)	3,706		1,564
Provision for income taxes	1,078	—		1,078

Net (loss) income	(3,220)	3,706		486
Preferred share dividends	4	(4)	c	—

Net (loss) income attributable to common stockholders	$(3,224)	$3,710		$486

Net loss per share attributable to common stockholders:
Basic and diluted	$(0.08)

Weighted average common shares outstanding:
Basic and diluted	38,100

Pro forma net income per share attributable to common stockholders:
Basic and diluted				$0.01

Pro forma weighted average common shares outstanding(5):
Basic and diluted		11,500	(5)	49,600

See accompanying notes to unaudited pro forma consolidated financial information.

International Market Centers, Inc.

Unaudited Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2014

		Pro Forma Adjustments
	Actual	Restructuring Transactions and Refinancing Transactions (3)		Offering of Common Stock (4)		Pro Forma Total
	(in thousands, except per share data)
Revenues
Base rents	$125,432	$—		$—		$125,432
Recoveries from tenants	9,516	—		—		9,516
Tradeshow license fees	15,405	—		—		15,405
Sponsorships, publications and other income	12,448	—		—		12,448

Total revenues	162,801	—		—		162,801

Expenses
Real estate taxes and insurance	10,563	—		—		10,563
Utilities	12,009	—		—		12,009
Building operations	12,996	—		—		12,996
Market operations	24,861	—		—		24,861
General and administrative	29,410	—		(3,252)	b,d	26,158
Depreciation and amortization	51,842	—		—		51,842

Total expenses	141,681	—		(3,252)		138,429

Other (Expenses) Income
Interest expense	(34,080)	(1,268)	a	11,607	a	(23,741)
Interest and other investment income	712	—		—		712
Loss on extinguishment of debt	(12,533)	12,533	c	—		—

Total other expenses	(45,901)	11,265		11,607		(23,029)

(Loss) income before income taxes	(24,781)	11,265		14,859		1,343
Provision for income taxes	4,770	—		(49)	d	4,721

Net loss	(29,551)	11,265		14,908		(3,378)
Preferred share dividends	53	(37)	b	(16)	c	—

Net loss attributable to common stockholders	$(29,604)	$11,302		$14,924		$(3,378)

Net loss per share attributable to common stockholders:
Basic and diluted	$(0.78)

Weighted average common shares outstanding:
Basic and diluted	38,100

Pro forma net loss per share attributable to common stockholders:
Basic and diluted						$(0.07)

Pro forma weighted average common shares outstanding(5):
Basic and diluted				11,500	(5)	49,600

See accompanying notes to unaudited pro forma consolidated financial information.

Notes to Unaudited Pro Forma Consolidated Financial Statements (in thousands, except per share data)

A. Basis of Presentation

The accompanying unaudited pro forma consolidated statement of operations for the year ended December 31, 2014 is presented to reflect the following:

•	Restructuring Transactions

On August 15, 2014, preferred shares held by investors in IHFC REIT, LLC, Market Square REIT, LLC and Showplace REIT, LLC were each redeemed for $125, for a total of $375 in cash paid to these investors upon redemption. The preferred shares of IMC LV REIT, LLC with a redemption value of $125 were exchanged for preferred shares in IMC on a one-for-one as converted basis on the same date.

•	Refinancing Transactions

On August 15, 2014, our Operating Partnership entered into senior secured credit facilities, which are comprised of a $405,000 first lien term loan facility, a $50,000 first lien revolving credit facility and a $125,000 second lien term loan facility. The first lien revolving credit facility was undrawn at the closing of such transaction. The proceeds from the first lien term loan facility and the second lien term loan facility, together with cash on hand, were used to repay all of the outstanding borrowings under, and terminate, the existing mortgage notes payable balance as of August 15, 2014.

The accompanying unaudited pro forma consolidated statements of operations and balance sheet are presented to reflect the following:

•	Offering and Use of Proceeds

We estimate that we will receive net proceeds from this offering of approximately $132,309 (or approximately $153,220 if the underwriters exercise their option to purchase up to 1,725 additional shares in full), assuming an initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We expect that net proceeds of this offering will be contributed by us to our Operating Partnership in exchange for partnership units. We expect that our Operating Partnership will use the net proceeds from this offering together with $3,737 of cash on hand (which includes $1,675 of cash payments for expenses related to this offering that have already been paid): (i) to pay approximately $125,000 of principal and $456 of interest to terminate our second lien term loan facility and approximately $1,250 of prepayment fees in connection therewith; and (ii) to distribute an aggregate of $9,340 to IMC LP (x) to pay aggregate fees of $5,337 to Bain Capital and Oaktree in connection with the termination of the advisory agreement among IMC LP and Bain Capital and Oaktree and (y) to make a concurrent distribution equal to $4,003 to a minority limited partner of IMC LP required to be made under the limited partnership agreement of IMC LP upon payment of fees under the advisory agreement.

The unaudited pro forma consolidated balance sheet assumes the transactions described above occurred on March 31, 2015. The unaudited pro forma consolidated statements of operations assume the transactions described above occurred on January 1, 2014. The unaudited pro forma consolidated balance sheet is presented for illustrative purposes only and is not necessarily indicative of what the actual financial position would have been had the transactions referred to above occurred on March 31, 2015, nor does it purport to represent our future financial position. The unaudited pro forma consolidated statements of operations are presented for illustrative purposes only and are not necessarily indicative of what the actual results of operations would have been had the transactions referred to above occurred on January 1, 2014, nor do they purport to represent our future results of operations. In the opinion of management, all material adjustments have been made to reflect the effects of transactions referred to above.

B. Pro Forma Adjustments to the Unaudited Pro Forma Consolidated Balance Sheet

(1a)	Reflects the issuance of shares of common stock in this offering, assuming an initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Estimated gross proceeds from the sale of 11,500 shares of common stock assuming an initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus	$149,500
Less: the underwriters’ discounts and commissions and estimated offering expenses(i)	(17,191)

Estimated net cash proceeds from the offering our common stock hereby	$132,309

(i)	Represents estimated underwriters’ fees, legal and other offering costs incurred prior to and at closing of the offering of which $4,547 was recorded in prepaid expenses and other assets and $2,872 was recorded in accounts payable and accrued expenses as of March 31, 2015.

The following table summarizes the impacts of this pro forma adjustment to the unaudited pro forma consolidated balance sheet:

Cash:
Estimated net proceeds from offering	$132,309
Offering costs already paid	1,675

Total pro forma impact to cash	133,984
Prepaid expenses and other assets	(4,547)

Total pro forma impact to assets	$129,437

Accounts payable and accrued expenses	$(2,872)

Total pro forma impact to liabilities	$(2,872)

Common stock	$115
Additional paid-in capital	132,194

Total pro forma impact to equity	$132,309

(1b)	Reflects the cash payment to reflect the use of the net proceeds from this offering, together with $3,737 of cash on hand (which includes $1,675 of cash payments for expenses related to this offering that have already been paid), by our Operating Partnership to (i) pay approximately $125,000 of principal and $456 of interest to terminate our second lien term loan facility and approximately $1,250 of prepayment fees in connection therewith, and (ii) distribute an aggregate of $9,340 to IMC LP (x) to pay aggregate fees of $5,337 to Bain Capital and Oaktree in connection with the termination of the advisory agreement among IMC LP and Bain Capital and Oaktree ($1,000 of which was recorded in accounts payable and accrued expenses as of March 31, 2015) and (y) to make a concurrent distribution equal to $4,003 to a minority limited partner of IMC LP required to be made under the limited partnership agreement of IMC LP upon payment of fees under the advisory agreement. Also reflects the write-off of the unamortized balance of deferred financing costs of $2,118 and original issue discount of $2,469 related to the second lien term loan facility.

The following table summarizes the impact of this pro forma adjustment to the unaudited pro forma consolidated balance sheet:

Cash:
Principal repayment	$(125,000)
Accrued interest paid	(456)
Prepayment penalties paid	(1,250)
Distribution paid to IMC LP	(9,340)

Total pro forma impact to cash		$(136,046)
Deferred financing costs, net		(2,118)

Total pro forma impact to assets		$(138,164)

Long-term debt, net:
Principal repayment	$(125,000)
Original issue discount written off	2,469

Total pro forma impact to long-term debt, net		$(122,531)
Accounts payable and accrued expenses:
Accrued interest paid	(456)
Accrued Sponsor fee expenses paid	(1,000)

Total pro forma impact to accounts payable and accrued expenses		(1,456)

Total pro forma impact to liabilities		$(123,987)

Additional paid-in capital		$(4,003)
Accumulated deficit:
Deferred financing costs written off	$(2,118)
Original issue discount written off	(2,469)
Prepayment penalties paid	(1,250)
Sponsor fee expenses not accrued	(4,337)

Total pro forma impact to accumulated deficit		(10,174)

Total pro forma impact to equity		$(14,177)

(1c)	Reflects the redemption of the preferred shares held by investors in the company as follows:

•	a decrease of $125 to additional paid-in capital to reflect the removal of the aggregate redemption value of the preferred shares;

•	a decrease of $4 to other liabilities to reflect the payment of accrued preferred share dividends; and

•	a decrease to cash of $129 to reflect the net cash paid to investors upon the preferred share redemption.

C. Pro Forma Adjustments to the Unaudited Pro Forma Consolidated Statements of Operations

(2a)	Reflects an adjustment for the three months ended March 31, 2015 to reduce interest expense by $2,861 to eliminate interest expense related to the second lien term loan facility that will be terminated with the net proceeds from this offering.

(2b)	Reflects an adjustment for the three months ended March 31, 2015 of $1,000 to eliminate the Sponsor fee expenses from general and administrative expense as the advisory agreement will be terminated upon the completion of this offering.

(2c)	Reflects an adjustment for the three months ended March 31, 2015 to reduce preferred share dividends by $4 to eliminate dividends associated with the preferred shares held by investors in IMC, which will be redeemed concurrent with the consummation of this offering.

(2d)	Reflects an adjustment for the three months ended March 31, 2015 to increase general and administrative expense by $125 for incentive unit compensation expense associated with a new award of 115 LTIP units to Mr. Maricich upon completion of this offering, assuming an initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus. These LTIP units vest ratably over three years and contain no performance conditions. We will recognize the fair value of these LTIP units on a straight-line basis over the requisite service period. Also reflects an adjustment to increase general and administrative expense by $30 for incentive unit compensation expense associated with new awards of 92 LTIP units upon completion of this offering that are not replacement awards for previously awarded class B-1 units under the International Market Centers, LP 2011 Management Equity Incentive Plan, assuming a grant date fair value of $6.50 per unit. These awards contain performance, market and service conditions. The grant date fair value of these awards was estimated using a Monte Carlo simulation approach taking into consideration various objective and subjective factors to determine assumptions for stock price, hurdle values, volatility, dividend yield, expected term, risk-free rate and forfeitures. We will recognize the fair value of these LTIP units using a graded vesting model. There is no pro forma income tax effect to this adjustment as the LTIP units awarded are not tax deductible.

We have not recorded any incremental expense for the remaining 1,395 LTIP units to be granted upon completion of this offering as these LTIP units are replacement awards for certain of our executives that previously were awarded class B-1 units under the International Market Centers, LP 2011 Management Equity Incentive Plan. We have historically recorded compensation expense in general and administrative expense for the class B-1 units that were previously awarded to our executives. Because the historical income statement reflects compensation for those awards, no incremental pro forma adjustment has been made for the remaining 1,395 LTIP units to be granted upon completion of this offering.

(3a)	Reflects an adjustment for the year ended December 31, 2014 of $21,937 for the interest expense associated with the senior secured credit facilities. The senior secured first lien term loan facility bears interest, at our option, at an adjusted LIBOR (with a 1.00% floor), plus 4.25% per annum or an alternative base rate plus 3.25% per annum. The senior secured second lien term loan facility bears interest, at our option, at an adjusted LIBOR (with a 1.00% floor), plus 7.75% per annum or an alternative base rate plus 6.75% per annum. The first lien revolving credit facility incurs a fee on the unused commitments of the lenders based on our net leverage ratio, which ranges from 0.25% to 0.50% per annum. To calculate the interest adjustment for the senior secured credit facilities we used 5.25%, 8.75%, and 0.50% for the senior secured first lien term loan facility, the senior secured second lien term loan facility, and the undrawn balance of the senior secured revolving credit facility, respectively, which are the interest rates in effect as of the date of this prospectus and were the interest rates applicable on the date the senior secured credit facilities were closed. A 1⁄8th percent increase in these rates would result in an increase to the above noted interest expense of approximately $676. Also reflects an adjustment to reduce interest expense by $20,669 to eliminate historical interest expense related to our mortgage notes that were terminated on August 15, 2014.

(3b)	Reflects an adjustment for the year ended December 31, 2014 to reduce preferred share dividends by $37 to eliminate dividends associated with the preferred shares held by investors in IHFC REIT, LLC, Market Square REIT, LLC and Showplace REIT, LLC, which were each redeemed concurrent with the Restructuring Transactions.

(3c)	Reflects an adjustment for the year ended December 31, 2014 to remove the one-time charge of $12,533 for loss on extinguishment of debt (including $4,652 of early prepayment fees) related to the settlement of mortgage notes payable using the proceeds from our senior secured credit facilities.

(4a)	Reflects an adjustment for the year ended December 31, 2014 to reduce interest expense by $11,607 to eliminate interest expense related to the second lien term loan facility that will be terminated with the net proceeds from this offering.

(4b)	Reflects an adjustment for the year ended December 31, 2014 of $4,000 to eliminate the Sponsor fee expenses from general and administrative expense as the advisory agreement will be terminated upon the completion of this offering.

(4c)	Reflects an adjustment for the year ended December 31, 2014 to reduce preferred share dividends by $16 to eliminate dividends associated with the preferred shares held by investors in IMC, which will be redeemed concurrent with the consummation of this offering.

(4d)	Reflects an adjustment for the year ended December 31, 2014 to increase general and administrative expense by (i) $500 for incentive unit compensation expense associated with a new award of 115 LTIP units to Mr. Maricich upon completion of this offering and (ii) $128 for incentive unit compensation expense associated with 10 restricted stock units to our directors who are not employees of our company, our subsidiaries or the Sponsors upon completion of this offering, in each case, assuming an initial public offering price of $13.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus. The LTIP units and the restricted stock units vest ratably over three years and one year, respectively, and contain no performance conditions. We will recognize the fair value of these LTIP units and restricted stock units on a straight-line basis over the requisite service period. Also reflects an adjustment to increase general and administrative expense by $120 for incentive unit compensation expense associated with new awards of 92 LTIP units upon completion of this offering that are not replacement awards for previously awarded class B-1 units under the International Market Centers, LP 2011 Management Equity Incentive Plan, assuming a grant date fair value of $6.50 per unit. These awards contain performance, market and service conditions. The grant date fair value of these awards was estimated using a Monte Carlo simulation approach taking into consideration various objective and subjective factors to determine assumptions for stock price, hurdle values, volatility, dividend yield, expected term, risk-free rate and forfeitures. We will recognize the fair value of these LTIP units using a graded vesting model. In addition, reflects an adjustment to decrease our provision for taxes by $49 associated with the restricted stock units awarded, which we calculated using our statutory rate of 38%. There is no pro forma income tax effect to the adjustment related to the LTIP units awarded as they are not tax deductible. The company is not required to grant restricted stock awards to directors who are not employees of the company, our subsidiaries or the Sponsors annually.

We have not recorded any incremental expense for the remaining 1,395 LTIP units to be granted upon completion of this offering as these LTIP units are replacement awards for certain of our executives that previously were awarded class B-1 units under the International Market Centers, LP 2011 Management Equity Incentive Plan. We have historically recorded compensation expense in general and administrative expense for the class B-1 units that were previously awarded to our executives. Because the historical income statement reflects compensation for those awards, no incremental pro forma adjustment has been made for the remaining 1,395 LTIP units to be granted upon completion of this offering.

There are no pro forma income tax effects to the pro forma adjustments 2a, 3a and 4a described above as the long-term debt is held, and related interest expense is incurred, by the Operating Partnership, which is not subject to U.S. federal income tax.

(5)	The weighted average shares outstanding used to compute basic and diluted net loss per share for the three months ended March 31, 2015 and the year ended December 31, 2014 have been adjusted to give effect to the issuance of 11,500 shares in this offering, which net proceeds will be used to (i) pay $125,000 of principal and $456 of interest to terminate the second lien term loan facility, and $1,250 of prepayment fees in connection therewith; and (ii) distribute $9,340 in aggregate to IMC LP, in each case, as if such termination and distribution had occurred on January 1, 2014.

The unaudited pro forma consolidated statements of operations for the three months ended March 31, 2015 and the year ended December 31, 2014 do not reflect one-time charges to pay aggregate fees of $5,337 to terminate the advisory agreement with Bain Capital and Oaktree and for the loss on extinguishment of debt of $5,837 related to the payment of approximately $125,456 of principal and interest to terminate the second lien term loan facility.